August 24, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C.  20549

Attention:            Chris Edwards

Re:                       Selecta Biosciences, Inc.

Registration Statement on Form S-3 (Registration No. 333-219900)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-219900) (the “Registration Statement”) of Selecta Biosciences, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on August 28, 2017, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Peter Handrinos at (617) 948-6060 or Brandon Bortner at (202) 637-2117.

If you have any questions regarding the foregoing, please do not hesitate to contact Peter Handrinos at (617) 948-6060 or Brandon Bortner at (202) 637-2117, of Latham & Watkins LLP. Thank you in advance for your consideration.

[Signature Page Follows]

480 Arsenal Way • Watertown, MA 02472 • T: +1.617.923.1400 • F: +1.617.924.3454 • W: www.selectabio.com

Very truly yours,

SELECTA BIOSCIENCES, INC.

By:	/s/ David Siewers
	Name:	David Siewers
	Title:	CFO & Treasurer

cc:                                Peter N. Handrinos, Latham & Watkins LLP

Brandon J. Bortner, Latham & Watkins LLP